

David Spencer · 3rd
CEO @ WoobieAI | Decision Intel for Local Business
Talks about #fintech, #automation, #smallbusiness, #machinelearning, and #decisionintelligence
Lehi, Utah, United States · **Contact info**

2,466 followers · **500+ connections**

Woobie

Brigham Young University
Marriott School of Business

Experience



Co-Founder and CEO
Woobie · Full-time
Jan 2021 – Present · 11 mos
Lehi, Utah, United States

We are a Decision Intelligence Team applying AI/ML analytics, behavioral science, and managerial accounting to help operational leaders stay proactive in complex business environments - our first product is simplifying dentists' management of insurance and patient payments


Dental Revenue A.I.


A.I. billing intel & automation for...



Technical Operations Engineer
Utah Army National Guard · Part-time
Jan 2020 – Present · 1 yr 11 mos
Greater Salt Lake City Area

Wireless Tech, Machine Learning, & Sensor Integration. Support to Special Forces.
- targeting (Business Development for the battlefield)
- enabling operations with tech (sensor integration)
- data analysis/machine learning   ...see more


Observer - Tactical Training


Utah's 19th Special Forces Group (A)



Founding Partner
Shasta Dental Services
Aug 2020 – Present · 1 yr 4 mos
Lehi, Utah, United States

Doctor-led Dental Support Organization focused on creating environments that support happy patients and happy teams.



Associate
Peterson Partners
Aug 2019 – Aug 2020 · 1 yr 1 mo
Greater Salt Lake City Area



Search Fund Analyst
Teak Partners SF LLC
Nov 2018 – May 2019 · 7 mos
Greater New York City Area

Show 1 more experience ⌄

Education



Brigham Young University Marriott School of Business
Master of Business Administration - MBA
2020 – 2022
Activities and Societies: Adam Smith Society



American University
Master of Arts (MA), International Relations, 3.9
2015 – 2017
Activities and Societies: International Studies Association, Middle East Studies Association, Arabic Language and Culture Club, SIS/USIP Community of Practice in Conflict Management and Peacebuilding

Completed the United States Foreign Policy and National Security concentration, which trains students for careers in the areas of foreign and national security policy. Courses focus on the formulation and implementation of foreign policy; defense, intelligence, and national security; and the economic, historical, political, social, and strategic underpinnings of United States foreign policy.

Media (3)   ‹ Previous   Next ›


IROnline Alumni Profile: David Spencer


CeDiploma



Thomas Edison State University
Bachelor of Arts (B.A.), Arabic Language and International Studies



2012 – 2014

Completed the Liberal Studies program combining Arabic Language and International Studies programs focused on the modern Middle Eastern and international relations issues.

Media (1)

Conflict Analysis of the Nagorno-Karabakh War

Show 2 more education ⌄

Licenses & certifications



Data Science Foundations: Data Engineering
LinkedIn
Issued Feb 2020 · No Expiration Date



Docker for Data Scientists
LinkedIn
Issued Feb 2020 · No Expiration Date



Introducing Jupyter
LinkedIn
Issued Feb 2020 · No Expiration Date

Show more ⌄

Volunteer experience



Veteran Entrepreneur Advocate
Warrior Rising
Feb 2020 – Present · 1 yr 10 mos
Economic Empowerment

Focused on supporting veteran and military family entrepreneurs in Utah Valley. I help connect business leaders in Utah Valley with veteran entrepreneurs seeking mentorship, connections, and funding.



Merit Badge Counselor
Boy Scouts of America
Oct 2015 – Present · 6 yrs 2 mos
Education

Counselor for Radio, Electronics, Exploration, Citizenship in the Nation, Citizenship in the World, American Heritage, American Cultures, Cooking, Cycling, Camping, Hiking, and Backpacking.



Citizenship Application Advocate
International Rescue Committee
Aug 2019 – Mar 2021 · 1 yr 8 mos
Social Services

Salt Lake City. Volunteer will assist immigration clients with completing citizenship applications at group processing events. Volunteer will commit to attend at least two group processing events. Volunteer will attend citizenship training, and will utilize the CitizenshipWorks software to complete applications. Volunteer will work closely with IRC Immigration Coordinators to understand the process and accurately assist clients with their applications. Volunteer will advise clients on what documents and information are needed to complete the application, and screen client to make sure they have the necessary documentation. Volunteer will not provide legal advice of any kind.

Show 4 more experiences ⌄